Exhibit (11)(u)

Amended and Restated Investment Management Services Agreement
Between College Retirement Equities Fund and
TIAA-CREF Investment Management, LLC

SCHEDULE B

2011 Reimbursement Rates

Expense Deductions (as a percentage of average net assets)

For the year May 1, 2011 through April 30, 2012

Stock Account	0.00034% (corresponds to an annual rate of 0.125%)

Global Equities Account	0.00040% (corresponds to an annual rate of 0.140%)

Growth Account	0.00029% (corresponds to an annual rate of 0.105%)

Equity Index Account	0.00019% (corresponds to an annual rate of 0.070%)

Bond Market Account	0.00025% (corresponds to an annual rate of 0.090%)

Inflation-Linked Bond Account	0.00025% (corresponds to an annual rate of 0.090%)

Social Choice Account	0.00023% (corresponds to an annual rate of 0.085%)

Money Market Account	0.00020% (corresponds to an annual rate of 0.075%)

Date: Effective May 1, 2011 in accordance with prior approval by the CREF Board on March 31, 2011.